UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C., 20549

Form 15/A

(Amendment No. 1)

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-30551

Casavant Mining Kimberlite International, Inc.

(Exact name of registrant as specified in its charter)

1481 West Warm Springs Road, Suite 133, Las Vegas, Nevada 89014; (702) 946-6747

(Address, including zip code, and telephone number, including area code,

of registrant's principal executive offices)

Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

**EXPLANATORY NOTE: This Amendment No. 1 to Form 15 is being filed to amend the Form 15 initially filed on July 22, 2003 (the "Original Filing"), with the Securities and Exchange Commission in order to revoke the Original Filing. As of the date of the Original Filing Casavant Mining Kimberlite International, Inc. had approximately 698 stockholders of record, thereby making the use of Form 15 inapplicable.

The Original Filing is hereby superseded and revoked with respect to the information set forth in this Amendment No. 1. Casavant Mining Kimberlite International, Inc. will be required to submit filings under Section 12g of the Securities Exchange Act of 1934, as amended.

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	/ /	Rule 12h-3(b)(1)(i)	/ /
Rule 12g-4(a)(1)(ii)	/ /	Rule 12h-3(b)(1)(ii)	/ /
Rule 12g-4(a)(2)(i)	/ /	Rule 12h-3(b)(2)(i)	/ /
Rule 12g-4(a)(2)(ii)	/ /	Rule 12h-3(b)(2)(ii)	/ /
		Rule 15d-6 --------	/ /

Approximate number of holders of record as of the certification or notice date: 698

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Casavant Mining Kimberlite International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 16, 2005

By: /s/ Urban Casavant

Urban Casavant, President and Chief Executive Officer